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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quasar Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

615 East Michigan Street
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Schoenike (414)287-3994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

220 S. Sixth Street, Suite 1400 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


quasar
Distributors, LLC
MEMBER FINRA

STATEMENT OF FINANCIAL CONDITION

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)
Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

OATH OR AFFIRMATION

I, James Schoenike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quasar Distributors, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2015

Contents



Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
of Quasar Distributors, LLC

We have audited the accompanying statement of financial condition of Quasar Distributors, LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Quasar Distributors, LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2016

member firm of Ernst & Young Global Limited

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2015

Assets	
Cash and cash equivalents (Includes $3,681,453 of money market mutual funds carried at fair value)	$ 11,555,711
Affiliated fees receivable	72,952
Unaffiliated fees receivable	2,046,236
Office equipment and capitalized software, net of accumulated depreciation of $704,561	14,598
Goodwill	466,410
Deferred tax asset, net	172,803
Prepaid assets	53,325
Total assets	$ 14,382,035
Liabilities and member's equity	
Liabilities:	
Payable to affiliate	$ 9,148
Income taxes payable to affiliate, net	295,978
Accounts payable, accrued expenses, and other liabilities	837,723
Total liabilities	1,142,849
Member's equity:	
Contributed capital, 1,250,000 units	1,250,000
Retained earnings	11,989,186
Total member's equity	13,239,186
Total liabilities and member's equity	$ 14,382,035

See accompanying notes.

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Notes to Statement of Financial Condition

December 31, 2015

1. Organization

Quasar Distributors, LLC ("Quasar" or the "Company") was incorporated as a limited liability corporation in the state of Delaware and commenced operations on January 21, 2000. The Company is a wholly owned subsidiary of U.S. Bancorp (the "Parent" or "USB"). In the ordinary course of business, the Company will enter into transactions with USB and subsidiaries of USB (affiliates).

The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides mutual fund distribution, marketing, and underwriting services to mutual funds in all 50 states of the United States of America, Washington, D.C., Puerto Rico, U.S. Virgin Islands and Guam. The Company is a member of the National Securities Clearing Corporation's Fund/SERV System. The principal operations of the Company are located in Milwaukee, Wisconsin.

The Company claims exemption from SEC Rule 15c3-3 under Section (k)(1) and, accordingly, is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers. The Company does not carry or hold cash or securities for customer accounts.

2. Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the Statement of Financial Condition, the Company considers investments in money market mutual funds to be cash equivalents.

Office Equipment and Capitalized Software

Office equipment and capitalized software are recorded at cost and depreciated on a straight-line basis over estimated useful lives of three to five years.

2. Significant Accounting Policies (continued)

Goodwill

Goodwill is not amortized but is subject to annual tests of impairment, at a minimum, and on an interim basis if there are indicators of impairment. The evaluation is based on the estimated fair value of the business, which is primarily derived from estimated future cash flows and comparing it to the carrying amount of the goodwill. No impairment charges were taken in 2015.

Revenue Recognition

The Company has contractual arrangements with third party and affiliated entities to provide certain fund-related services, primarily involving marketing and distribution. No allowance has been established for fee receivables, as management believes that the receivable amount of $2,119,188 recorded in the Statement of Financial Condition is fully collectible.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of the Parent. Federal and state income taxes are determined on a separate company basis, and payments are received from, or remitted to, the Parent. Actual income tax expense does not differ substantially from the amount that would be computed by applying the statutory federal tax rate.

Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at year-end.

At December 31, 2015, the Company did not have any unrecognized tax positions.

3. Fair Value Measurement of Financial Instruments

The Company uses fair value measurements for the initial and ongoing recording of certain assets and liabilities. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. Accounting guidance establishes a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. Level 1 uses quoted prices in active markets for identical assets or liabilities. Money market mutual funds included in cash and cash equivalents at December 31, 2015 of $3,681,453, owned by the Company and accounted for at fair value, have been classified as Level 1 assets in accordance with this guidance. The carrying amount of the Company's cash approximates fair value and is classified in Level 1. The Company did not hold any other financial instruments during the year ended December 31, 2015.

4. Payable to Affiliate

The amount payable to affiliate of $9,148 as of December 31, 2015, relates to compensation, benefits, and general and administrative expenses incurred by U.S. Bancorp Asset Management, Inc., an affiliate of the Company, on behalf of Quasar.

5. Net Capital Requirements

Pursuant to the SEC's Uniform Net Capital Rule, the Company is required to maintain minimum net capital of the greater of 6 2/3% of net aggregate indebtedness or $25,000. In addition, under this rule, the Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1.

At December 31, 2015, the Company had net capital of $2,858,311, which was $2,782,121 in excess of its minimum required net capital of $76,190. The Company's aggregate indebtedness to net capital ratio was 0.40 to 1 at December 31, 2015. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

6. Employee Benefit Plans and Stock-Based Compensation

Substantially all of the Company's employees are eligible to participate in USB's employee benefit plans.

Eligible Company employees participate in the pension plan of USB. Plan participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. For participants in the plan before 2010 that elected to stay under their existing formula, pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. Plan assets consist of various debt securities, various equity securities and other miscellaneous assets.

In addition to providing pension benefits, the Company provides certain healthcare and life insurance benefits to certain former employees who retired prior to January 1, 2014 through the postretirement welfare plan offered by USB.

Company employees also participate in the USB defined contribution retirement savings plan, which allows qualified employees to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100 percent matched by the Company, up to 4 percent of each employee's eligible annual compensation. The Company's matching contribution vests immediately and is invested in the same manner as each employee's future contribution elections.

The Company's employees also participate in the Parent's stock option and restricted stock plans.

7. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and other affiliates. These transactions can be charges or reimbursements to the Company and include fees for services provided by or for affiliates, costs for occupancy, and general and administrative services.

Cash includes cash held at U.S. Bank National Association ("USBNA"), an affiliate of the Company. Cash equivalents of the Company are invested in the First American Prime Obligations Fund, which is a money market mutual fund sponsored by an affiliate of the Company.

8. Income Tax

The components of the Company's deferred tax assets and liabilities as of December 31, 2015, were:

Deferred tax assets:		
Deferred compensation, accrued compensation, and pension	$	156,835
Stock compensation		17,902
Total deferred tax assets		174,737
Deferred tax liabilities		(1,934)
Net deferred tax asset	$	172,803

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and therefore, no such valuation allowance has been established.

9. Concentration of Business/Risk

The Company's activities significantly rely on U.S. Bancorp Fund Services, LLC ("USBFS"), a related party, for establishing relationships that provide the majority of its revenues. USBFS also acts as the primary client contact in negotiating contracts on behalf of the Company. These activities expose the Company to concentration risk in the event that USBFS were to lose customers or go out of business. The Company does not believe that this concentration poses a significant risk.

10. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2015, through the date the Statement of Financial Condition was available to be issued. Based on this evaluation, the Company has determined that none of these events were required to be recognized or disclosed in the Company's Statement of Financial Condition.


quasar
Distributors, LLC
MEMBER FINRA

EXEMPTION REPORT

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)
Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm



Building a better working world

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which Quasar Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which (1) the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2015 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2016

A member firm of Ernst & Young Global Limited


quasar
Distributors, LLC

Quasar Distributors, LLC Exemption Report

Quasar Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following for the fiscal year ended December 31, 2015:

> The Company claims exemption from 17 C.F.R. §240.15c3-3 under the provisions of paragraph (k)(1) of 17 C.F.R. §240.15c3-3. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(1) without exception.

Quasar Distributors, LLC

I, James Schoenike, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



James Schoenike
President

February 25, 2016



Notary Public